

October 7, 2013

Via E-mail
Sandip Rana
Chief Financial Officer
Franco-Nevada Corporation
130 King Street West, Suite 740
P.O. Box 467
Toronto, Ontario M5X 1E4, Canada

     Re: **Franco-Nevada Corporation**
               Form 40-F for the Year Ended December 31, 2012
               Filed March 20, 2013
               File No. 001-35286

Dear Mr. Rana:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and
                    Mining